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NORTHEAST BANCORP
Exhibit 11. Statement Regarding Computation of Per Share Earnings

	Three Months Ended	Three Months Ended
	September 30, 2005	September 30, 2004
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,522,653	2,525,346

Total Diluted Shares	2,552,351	2,568,703

Net Income	$ 1,042,097	$ 956,116

Basic Earnings Per Share	$ 0.41	$ 0.38

Diluted Earnings Per Share	$ 0.41	$ 0.37